02052459

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

P.E. 9/1/02

For the Month of September 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. Press Release dated: September 03, 2002
2. Material change dated: September 03, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date September 03, 2002: By ______________________
Rupi Khanuja, Corporate Controller

CREW
DEVELOPMENT CORPORATION

September 3, 2002

TRADING SYMBOL: TORONTO & OSLO: **CRU**
FRANKFURT: **KNC**, OTC-BB-other: **CRWVF**

NEWS RELEASE

NALUNAQ FEASIBILITY STUDY COMPLETED

Crew Development Corporation (Crew) has completed its review of the Nalunaq feasibility study prepared by Kvaerner Engineering & Construction UK Ltd. (Kvaerner). The study compares the option of mining and then processing the ore at an offshore facility with the option of mining and processing the ore at a facility on site. The feasibility study recommends that offshore processing should be pursued initially, in order to allow for immediate cash flow and further expansion of the ore resources at minimal capital investments.

An initial mining rate estimated at 350 tonnes per day will result in a gold production of about 90,000 oz per year at a total cash cost of US$169 per oz. The feasibility study recognises that the current measured and indicated resource of approximately 400,000 oz gold has significant upside potential that may be developed in parallel with the mining and offshore processing operation.

Total capital requirements are estimated at US$ 9.7 million for offshore processing versus US$ 25.6 million for an on-site processing plant. Kvaerner concludes that shipping the Nalunaq ore to an offshore processing facility is financially preferred and is recommended as a first stage development for the Nalunaq Gold Mine. The high-grade gold nature of the Nalunaq ore and the location of the mine close to navigable waters, allows for the expansion of the resources by means of revenues generated from offshore processing. Shipping the ore to an offshore plant with excess processing capacity will also minimize environmental impact while maintaining employment benefits to the local community.

The project will be financed through the previously announced US$ 8 million credit facility with Standard Bank London Limited (currently in documentation) plus the net revenue from the processing of the current stockpile holding approx. 20,000 oz. and resources derived from the 2002 exploration program.

The feasibility study was prepared under the supervision of Martin Errington, C.Eng. FIChemE of Kvaerner Engineering & Construction UK Ltd., who is a Qualified Person for this study, Below are excerpts from the Executive Summary:

"The Feasibility Study describes the development of a gold mine in the Kirkespirdalen, 40 km northeast of the town of Nanortalik in Southern Greenland. It will be the first gold mine, and the first new mine to be developed in over 30 years, in Greenland. The Feasibility Study was prepared by Kvaerner Engineering & Construction UK Ltd (Kvaerner) from information generated both in-house and supplied by a number of International Specialists and Consultants appointed by Kvaerner or by Nalunaq I/S. Information from previous studies and various reports and

documents pertaining to the Nalunaq gold deposit also provided a valuable source of information for this feasibility study. Merit Consultants International Inc. coordinated and supervised the Feasibility and Environmental studies. All costs are shown in US dollars.

The principal gold mineralisation at Nalunaq, the Main Vein, is hosted in a narrow ductile shear zone with a remarkable continuity and constant orientation. The sheet has an average strike of 45-50° and average dip of 36°. Continuously mineralised outcrops have been sampled over a length of more than 2,000 meters, from 400 masl to 1250 masl. The current resources are only derived from the developed portion of this sheet between 300 masl and 500 masl. Surface sampling has confirmed the existence of several high-grade panels outside the currently developed area. The exceptional continuity of the mineralisation and the potential of additional resources outside the current target area are fully recognised by independent consultants.

An independent resource estimate was carried out by SRK Consulting (Toronto) using databases prepared by Nalunaq I/S. The validity of the databases have been reviewed by Kvaerner and found to be in good order. The resource estimate carried out by SRK Consulting (Toronto) followed the guidelines of National Instrument 43-101: Standards of Disclosure for Mineral Projects.

Geological Resources

Measured & Indicated Mineral Resources (M & I)	Over 1.0 meters		Over 1.2 meters		Over 1.5 meters		Ounces
	Tonnes	g/t	tonnes	g/t	tonnes	g/t	Gold
Main Vein (including Stockpiles)	352,100	30.3	414,200	25.8	508,300	20.9	343,700
South Vein	58,000	28.3	69,700	23.6	88,300	18.7	52,900
Total	410,100	30.0	483,900	25.5	596,600	20.6	396,600
Inferred Mineral Resources	Over 1.0 meters		Over 1.2 meters		Over 1.5 meters		Ounces
	Tonnes	g/t	tonnes	g/t	tonnes	g/t	Gold
Main Vein	200,000	24.7	240,100	20.6	326,000	15.9	159,100
South Vein	34,000	22.4	41,200	18.7	52,000	14.8	24,800
Total	234,000	24.4	281,300	20.3	378,000	15.7	183,900

Scope of study:

The feasibility study considers three options for handling and processing the ore:

Option No. 1 - Base Case: Using the Measured and Indicated (M&I) Resources milled over a four year period using an onsite processing facility.

Option No. 2 - Extended Resources: Extending the potential resource to a mineable reserve of approximately 1 million oz of gold processed over 8 years with an on site plant.

Option No. 3 - Offshore Processing: Shipping the Run Of Mine (ROM) resource to an offshore processing facility, and using some of the revenue generated to explore for an expanded resource until the project economics are robust enough to support on site processing.

CREW
DEVELOPMENT CORPORATION

Regardless of the option selected, the mining rate and mining technique remains generally the same. Since the orebody consists of a quartz vein varying in thickness from 0.5m to 0.7m, narrow vein mining techniques will be used to produce 350 tpd until enough mine faces are available for the rate to increase to 500 tpd.

Summary of Options:

Option	*Pre-Tax NPV in US$ Million (12% Discount rate)*	*IRR %*	*Initial Capital Cost $M*
Option No. 1 – Base Case	*2.74**	*18.14*	*25.55*
Option No. 2 – Extended Resources	*17.13***	*21.08*	*25.55*
Option No. 3 – Offshore Processing	*19.46**	*108.67*	*9.68*

* *includes sunk costs of US$ 16 Million & excludes sustaining capital*
** *includes sunk costs plus estimated exploration costs of US$25.7 Million*

Recommended option: Offshore Processing (Option No. 3)

Evaluation of the Base Case (Option No. 1) shows that the current resources yield unacceptable economic returns with a construction of a processing plant on-site. The Extended Resources Case (Option No. 2) shows that the project finances are robust if the resources are substantially expanded. Therefore, the Company has chosen to pursue Option No. 3, Offshore Processing. The Company will commence mining and ship the ore to an offshore processing facility that has available capacity. Part of the revenue generated from mining and processing the ore in this way will be used to continue exploration to expand the measured and indicated resources.

It is estimated that the total Pre-production capital is of the order of US$9.68 million. This is based on the assumption that a 20-30,000 tonnes bulk carrier will be used with a jetty and barge-conveyor system for loading. Costs per tonne, excluding sustaining capital, for offshore processing is estimated to be in the order of US$60 for the existing stockpile and in the order of $130 for any additional ore coming from the mine. This compares to $139 per tonne for processing on site according to the Base Case. The total cash cost for the operation is calculated at $169 per ounce.

The high-grade gold nature of the Nalunaq ore and the location of the mine close to navigable waters allows for this interim solution to raise capital for the additional exploration needed to expand the resources. Shipping the ore to an offshore plant with excess processing capacity will also minimize environmental impact of the mine whilst maintaining employment benefits to the local community.

Key Parameters: Offshore Processing

Total Geological Resources *Total Ore to be processed*	*483,900 tonnes (Measured & Indicated)** *450,408 tonnes*
Maximum Production Rate	*350 tpd (122,500 tonnes p.a.)*
Mining Height	*1.2 m*
Average Annual Production	*94,694 oz gold*
Assumed Metallurgical Recovery	*96%*
Project Life (Based on Current Reserves)	*3.7 years production including rehabilitation*
Life of Mine Cash Costs Excluding Sustaining Capital	*$ 130.20 per tonne ore milled* *$ 168.50 per oz of gold*
Life of Mine Cash Costs Including Sustaining Capital	*$ 141.60 per tonne ore milled* *$ 183.20 per oz of gold*
Initial Capital Costs	*$ 9,681,613*
Life of Mine (LOM) Capital Costs	*$ 16,149,300*

Sunk Costs	*$ 16,000,000*
Gold price	*$ 300 per oz*
Pre-Tax Financial Analysis	*IRR: 108.67* *NPV: $ 19.46 million (12% discount rate)*

** Includes existing 45,000 tonne stockpile with average grade of 14.4 g/t gold*

Conclusion

Clearly, the option to process the ore offshore is financially preferred and is recommended as a first stage development for the Nalunaq Gold Mine. The use of an offshore processing facility in the interim period eliminates the need for immediate environmental approvals related to ore processing on-site, such as the need for water consumption, handling of chemicals, and tailings disposal. In addition, industrial processing at an external facility will provide valuable information about the ore characteristics and the tailings composition. Offshore processing is deemed a necessary first stage in the project's development, as it will provide the necessary capital to expand the resources and to justify, financially, the construction of an on-site processing facility."

It should be noted that in the key financial parameters presented, previous incurred exploration costs of US$16 million have been included as sunk costs within the current life span the project. Because of its nature, being a narrow vein, high-grade deposit, the currently defined resources are restricted by the available underground development, and there is good evidence to support the presence of additional resources.

Crew management emphasizes the breakthrough that the introduction of the shipping and offshore processing scenario represents, minimizing financial and operational risks as well as generating cash flow much earlier than originally anticipated. The project now has robust economics both in the short and long term, and is set to generate substantial revenues that will fund the company's further growth.

"Jan A. Vestrum"
President and CEO

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents. For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at http://www.crewdev.com.

FORM 53-901F

Material Change Report Under:
Section 85(1) of the Securities Act (British Columbia)
Section 75(2) of the Securities Act (Ontario).

ITEM 1. REPORTING ISSUER

Crew Development Corporation
400 – 837 West Hastings Street
Vancouver, BC V6C 3N6

ITEM 2. September 3, 2002

ITEM 3. PRESS RELEASE / PUBLICATION / FILING

A press release providing notice of the material change was issued on September 3, 2002, to the Toronto Stock Exchange and through various approved public media.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Nalunaq Feasibility Study Completed

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Crew Development Corporation (Crew) has completed its review of the Nalunaq feasibility study prepared by Kvaerner Engineering & Construction UK Ltd. (Kvaerner). The study compares the option of mining and then processing the ore at an offshore facility with the option of mining and processing the ore at a facility on site. The feasibility study recommends that offshore processing should be pursued initially, in order to allow for immediate cash flow and further expansion of the ore resources at minimal capital investments.

An initial mining rate estimated at 350 tonnes per day will result in a gold production of about 90,000 oz per year at a total cash cost of US$169 per oz. The feasibility study recognises that the current measured and indicated resource of approximately 400,000 oz gold has significant upside potential that may be developed in parallel with the mining and offshore processing operation.

Total capital requirements are estimated at US$ 9.7 million for offshore processing versus US$ 25.6 million for an on-site processing plant. Kvaerner concludes that shipping the Nalunaq ore to an offshore processing facility is financially preferred and is recommended as a first stage development for the Nalunaq Gold Mine. The high-grade gold nature of the Nalunaq ore and the location of the mine close to navigable waters, allows for the expansion of the resources by means of revenues generated from offshore processing. Shipping the ore to an offshore plant with excess processing capacity will also minimize environmental impact while maintaining employment benefits to the local community.

The project will be financed through the previously announced US$ 8 million credit facility with Standard Bank London Limited (currently in documentation) plus the net revenue from the processing of the current stockpile holding approx. 20,000 oz. and resources derived from the 2002 exploration program.

The feasibility study was prepared under the supervision of Martin Errington, C.Eng. FIChemE of Kvaerner Engineering & Construction UK Ltd., who is a Qualified Person for this study, Below are excerpts from the Executive Summary:

"The Feasibility Study describes the development of a gold mine in the Kirkespirdalen, 40 km northeast of the town of Nanortalik in Southern Greenland. It will be the first gold mine, and the first new mine to be developed in over 30 years, in Greenland. The Feasibility Study was prepared by Kvaerner Engineering & Construction UK Ltd (Kvaerner) from information generated both in-house and supplied by a number of International Specialists and Consultants appointed by Kvaerner or by Nalunaq I/S. Information from previous studies and various reports and documents pertaining to the Nalunaq gold deposit also provided a valuable source of information for this feasibility study. Merit Consultants International Inc. coordinated and supervised the Feasibility and Environmental studies. All costs are shown in US dollars.

The principal gold mineralisation at Nalunaq, the Main Vein, is hosted in a narrow ductile shear zone with a remarkable continuity and constant orientation. The sheet has an average strike of 45-50° and average dip of 36°. Continuously mineralised outcrops have been sampled over a length of more than 2,000 meters, from 400 masl to 1250 masl. The current resources are only derived from the developed portion of this sheet between 300 masl and 500 masl. Surface sampling has confirmed the existence of several high-grade panels outside the currently developed area. The exceptional continuity of the mineralisation and the potential of additional resources outside the current target area are fully recognised by independent consultants.

An independent resource estimate was carried out by SRK Consulting (Toronto) using databases prepared by Nalunaq I/S. The validity of the databases have been reviewed by Kvaerner and found to be in good order. The resource estimate carried out by SRK Consulting (Toronto) followed the guidelines of National Instrument 43-101: Standards of Disclosure for Mineral Projects.

Geological Resources

Measured & Indicated Mineral Resources (M & I)	*Over 1.0 meters Tonnes*	*g/t*	*Over 1.2 meters tonnes*	*g/t*	*Over 1.5 meters tonnes*	*g/t*	*Ounces Gold*
Main Vein (including Stockpiles)	352,100	30.3	414,200	25.8	508,300	20.9	343,700
South Vein	58,000	28.3	69,700	23.6	88,300	18.7	52,900
Total	410,100	30.0	483,900	25.5	596,600	20.6	396,600
Inferred Mineral Resources	***Over 1.0 meters Tonnes***	***g/t***	***Over 1.2 meters tonnes***	***g/t***	***Over 1.5 meters tonnes***	***g/t***	***Ounces Gold***
Main Vein	200,000	24.7	240,100	20.6	326,000	15.9	159,100
South Vein	34,000	22.4	41,200	18.7	52,000	14.8	24,800
Total	234,000	24.4	281,300	20.3	378,000	15.7	183,900

Scope of study:

The feasibility study considers three options for handling and processing the ore:

Option No. 1 - Base Case: Using the Measured and Indicated (M&I) Resources milled over a four year period using an onsite processing facility.

Option No. 2 - Extended Resources: Extending the potential resource to a mineable reserve of approximately 1 million oz of gold processed over 8 years with an on site plant.

Option No. 3 - Offshore Processing: Shipping the Run Of Mine (ROM) resource to an offshore processing facility, and using some of the revenue generated to explore for an expanded resource until the project economics are robust enough to support on site processing.

Regardless of the option selected, the mining rate and mining technique remains generally the same. Since the orebody consists of a quartz vein varying in thickness from 0.5m to 0.7m, narrow vein mining techniques will be used to produce 350 tpd until enough mine faces are available for the rate to increase to 500 tpd.

Summary of Options:

Option	***Pre-Tax NPV in US$ Million (12% Discount rate)***	***IRR %***	***Initial Capital Cost $M***
Option No. 1 – Base Case	***2.74****	***18.14***	***25.55***
Option No. 2 – Extended Resources	***17.13*****	***21.08***	***25.55***
Option No. 3 – Offshore Processing	***19.46****	***108.67***	***9.68***

* *includes sunk costs of US$ 16 Million & excludes sustaining capital*
** *includes sunk costs plus estimated exploration costs of US$25.7 Million*

Recommended option: Offshore Processing (Option No. 3)

Evaluation of the Base Case (Option No. 1) shows that the current resources yield unacceptable economic returns with a construction of a processing plant on-site. The Extended Resources Case (Option No. 2) shows that the project finances are robust if the resources are substantially expanded. Therefore, the Company has chosen to pursue Option No. 3, Offshore Processing. The Company will commence mining and ship the ore to an offshore processing facility that has available capacity. Part of the revenue generated from mining and processing the ore in this way will be used to continue exploration to expand the measured and indicated resources.

It is estimated that the total Pre-production capital is of the order of US$9.68 million. This is based on the assumption that a 20-30,000 tonnes bulk carrier will be used with a jetty and barge-conveyor system for loading. Costs per tonne, excluding sustaining capital, for offshore processing is estimated to be in the order of US$60 for the existing stockpile and in the order of $130 for any additional ore coming from the mine. This compares to $139 per tonne for processing on site according to the Base Case. The total cash cost for the operation is calculated at $169 per ounce.

The high-grade gold nature of the Nalunaq ore and the location of the mine close to navigable waters allows for this interim solution to raise capital for the additional exploration needed to expand the resources. Shipping the ore to an offshore plant with excess processing capacity will also minimize environmental impact of the mine whilst maintaining employment benefits to the local community.

Key Parameters: Offshore Processing

Total Geological Resources *Total Ore to be processed*	*483,900 tonnes (Measured & Indicated)** *450,408 tonnes*
Maximum Production Rate	*350 tpd (122,500 tonnes p.a.)*
Mining Height	*1.2 m*
Average Annual Production	*94,694 oz gold*
Assumed Metallurgical Recovery	*96%*
Project Life (Based on Current Reserves)	*3.7 years production including rehabilitation*
Life of Mine Cash Costs Excluding Sustaining Capital	*$ 130.20 per tonne ore milled* *$ 168.50 per oz of gold*
Life of Mine Cash Costs Including Sustaining Capital	*$ 141.60 per tonne ore milled* *$ 183.20 per oz of gold*
Initial Capital Costs	*$ 9,681,613*
Life of Mine (LOM) Capital Costs	*$ 16,149,300*
Sunk Costs	*$ 16,000,000*
Gold price	*$ 300 per oz*
Pre-Tax Financial Analysis	*IRR: 108.67* *NPV: $ 19.46 million (12% discount rate)*

** Includes existing 45,000 tonne stockpile with average grade of 14.4 g/t gold*

Conclusion

Clearly, the option to process the ore offshore is financially preferred and is recommended as a first stage development for the Nalunaq Gold Mine. The use of an offshore processing facility in the interim period eliminates the need for immediate environmental approvals related to ore processing on-site, such as the need for water consumption, handling of chemicals, and tailings disposal. In addition, industrial processing at an external facility will provide valuable information about the ore characteristics and the tailings composition. Offshore processing is deemed a necessary first stage in the project's development, as it will provide the necessary capital to expand the resources and to justify, financially, the construction of an on-site processing facility."

It should be noted that in the key financial parameters presented, previous incurred exploration costs of US$16 million have been included as sunk costs within the current life span the project. Because of its nature, being a narrow vein, high-grade deposit, the currently defined resources are restricted by the available underground development, and there is good evidence to support the presence of additional resources.

Crew management emphasizes the breakthrough that the introduction of the shipping and offshore processing scenario represents, minimizing financial and operational risks as well as generating cash flow much earlier than originally anticipated. The project now has robust economics both in the short and long term, and is set to generate substantial revenues that will fund the company's further growth.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

Not applicable.

ITEM 7. OMITTED INFORMATION

Not applicable.

ITEM 8. SENIOR OFFICER

Contact: Jan A. Vestrum
Telephone: (604) 683-7585.

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of September, 2002

Per: Jan A. Vestrum, President & CEO